UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 19, 2026

(Date of Report (Date of earliest event reported))

Rad Technologies, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-1230703
(State of incorporation)	(IRS Employer Identification Number)

1501 Lincoln Blvd, #1133, Venice, CA	90401
(Address of principal executive offices)	(ZIP Code)

510-698-2462

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On June 19, 2026, RAD Technologies, Inc. (“RAD Intel”), through a newly formed wholly-owned subsidiary, RAD Canadian Holdings, Inc. (“Rad Canada”), acquired 70% of the issued and outstanding shares of Ontario, Canada-based AV Communications Inc. (“AVC”) from Joycelyn David pursuant to a share purchase agreement (the “Purchase Agreement”). Following the transaction, Ms. David, through a special purpose vehicle, retained a 30% ownership interest in AVC and will continue to serve as its Chief Executive Officer. On June 19, 2026, the parties also entered a shareholders agreement (the “Shareholders Agreement”) which governs certain aspects of the management of the AVC and the rights and obligations of the two shareholders.

As consideration for the acquired shares, Rad Canada paid CAD$7,350,000 (approximately $US 5,176,000) in cash. The purchase price is subject to customary post-closing adjustments based on differences in specified amounts, including indebtedness, transaction expenses, cash and working capital at closing. The Purchase Agreement also contains customary representations, warranties and indemnification provisions.

A portion of the purchase price was placed in escrow, including CAD$210,000 (approximately $US 148,000) to secure post-closing purchase price adjustments and CAD$661,500 (approximately $US 466,000) to secure certain indemnification obligations.

The Shareholders Agreement contains customary drag-along and tag-along rights and grants RAD Intel and option to purchase Ms. David’s remaining shares in certain circumstances, including a change of control. The Shareholders Agreement also permits Ms. David to continue certain activities relating to Tulong Technologies Inc. (“Tulong”), a Canadian government-funded artificial intelligence media-planning platform that she founded.

Pursuant to the transaction documents, RAD Intel has a twenty-four month option to acquire a majority equity interest in Tulong. During the option period, RAD Intel is granted a royalty-free, non-exclusive license to use certain intellectual property owned by Tulong.

AVC is the first agency acquisition that is part of RAD Intel’s roll-up strategy. We plan to build to scale three ways: organically through RAD Amplify, our done-for-you service; our self-serve influencer-marketing SaaS platform Lickly; and by acquiring agencies in the influencer/creator space, like AVC. We believe that AVC fits our model, as it is a leading independent multicultural marketing and media agency serving Pan-Asian, cross-cultural and emerging-demographic segments across North America. This is a capability RAD Intel does not have in-house and that is hard to build. Further, AVC is revenue producing.

For existing clients of AVC, we believe they can benefit from RAD Intel’s platform and services, while RAD Intel’s clients will gain multicultural reach.

Post-acquisition, AVC will pay RAD Technologies, Inc. a monthly management fee equal to 1% of AVC’s aggregate revenues, net of customer refunds and credits.

The Purchase Agreement and Shareholders Agreement are attached as exhibits to this Form 1-U.

Approximate US amounts are based on the exchange rate on June 25, 2026.

THIS FORM MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Exhibit Index

Exhibit No.	Description
6.6	AV Communications Inc. Share Purchase Agreement*
6.7	AV Communications Inc. Shareholders Agreement

*In accordance with Part III – Item 17 (6) of Form 1-A, the Company has excluded schedules and similar attachments.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this current report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

RAD TECHNOLOGIES, INC.

By:	/s/ Jeremy Barnett
Title:	Chief Executive Officer
Date:	July 1, 2026